stemless

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## Stemless

Order marijuana online from local dispensaries you know and trust. Edit Profile

| $500 | $4,000,000 | Crowd Note |
|---|---|---|
| Minimum | Valuation cap | Security Type |

**Purchased securities are not currently tradeable.** Expect to hold your investment until the company lists on a national exchange or is acquired.

Stemless is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Stemless without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

North American Marijuana Sales

$6.7 Billion

Estimated Compound Annual Growth Rate

25%

- Received Honorable Mention at the 2017 TechCrunch Seattle Pitch-Off.
- Partnering with thirteen dispensaries including BridgeCity Collective, Uplift, GreenRidge, StoneyOnly, Farma, Serra, and Maritime Cafe.
- 950+ Paying Customers currently on the Platform; ~$67 Average Order Size
- 9.8% Browser to Purchaser Conversion on Site
- Annual Run Rate Revenue $56,820

- Round Size: US $500,000
- Raise Description: Seed
- Minimum Investment: US $500 per investor
- Security Type: Crowd Note
- Valuation Cap: US $4,000,000
- Target Minimum Raise Amount: US $250,000
- Offering Type: Side by Side Offering

### By marrying our studied knowledge of consumer purchasing habits with actionable transaction data, Stemless wants to make it easy for stores to sell to their customers in a way that's fast, convenient, and compliant.

Purchasing cannabis from dispensaries is antiquated. Product menus change constantly and customers often don't know what's available to them until they physically go to the store. Additionally, because banking is almost nonexistent –dispensaries can only transact in cash - it's almost impossible to upsell customers. People aren't going to withdraw an extra $20 + a transaction fee from an ATM to make an impulse purchase, and due to purchasing restrictions (how many people can be in a store at a time), lines at dispensaries can be long – especially after work and on the weekends when people are free.

Stemless addresses these issues by offering a full-service cannabis ordering solution that empowers consumers to safely, legally, and easily purchase cannabis online from local dispensaries they know and trust. Customers order online, pay online, and either pickup without having to wait or receive tracked delivery to their door. Our platform saves both sides of the transaction time and money.

### Pitch Deck



ORDER ONLINE. PAY ONLINE.
GET IT DELIVERED
stemless

DOWNLOAD

## Product & Service

Dispensaries enjoy broadcasting live product menus for their customers to view. They receive notification of customer orders via text and/or email. Once they accept the order, they put it together and place it into tamper proof bags. They can automatically notify consumers of their order status with the click of a button. They can also track their couriers on the road in real time for safety. Finally, they can monitor their sales progress and growth to date on their dashboard.

For consumers, the platform provides fast, reliable, and safe service. Upon signing up, consumers are able to place orders for products and pay electronically. Their orders will be routed to a stores' courier and consumers are able to track their orders on their phones or desktop computers to see where their delivery person is at all times. Once their courier arrives, the consumer receives their order in a tamper proof bag, signs to accept delivery and the order is complete.

The benefits of this system are that:

- Consumers are always ordering from live, accurate menus so there is never a miscommunication regarding order availability
- Consumers and couriers never need to carry cash, which not only can be lost or stolen, but make them a target for theft and violence
- Consumers can track the status of their order from placement to delivery handoff, freeing up their time to spend elsewhere.

We see these benefits as mandatory for our target demographic, and ultimately, keeping the dispensaries and consumers happy.

## Gallery



STEMLESS.

## Media Mentions



stoner MAGAZINE · FOX 12 OREGON · TechCrunch · SATURDAY with MARY JANE CANNABIS CULTURE · EDUCATION · LIFESTYLE

## Team Story

I started Stemless to make life simpler. I realized one day, that everything gets delivered to me. Traffic is unpredictable, lines at stores are a waste of time, so I order online - food, alcohol, even toilet paper is couriered over.... so why couldn't cannabis be too? That was easier said than done. Cannabis has restrictions surrounding it that prevent it from being accessible to people in a way that's convenient - which ultimately means customers have a hard time accessing something they're legally able to buy and stores have a hard time maximizing their revenue. So I set out to rectify that, and through fine tuning, staying current with legislation and listening to our biggest fans - our customers - we've created the solution we offer today.

The Stemless team includes myself, Isaac Colon, a close family friend of the past ten years, our trusted developer Swapnil Ghosh, and a handful of key employees and enthusiasts that have understood our mission to revolutionize this space.

## Founders and Officers



**Koushi Sunder**
CEO

Koushi is the CEO and founder of Stemless, an online ordering platform that makes it easy for customers to order from their favorite local dispensaries. Prior to starting Stemless, she worked in M&A, Business Development and Operations. She received her MBA from the Tuck School of Business at Dartmouth and is an active voice in the national legalization movement.

## Key Team Members



**Isaac Colon**
Head of Operations



**Swapnil Ghosh**
Lead Developer



**Shelby Cutler**
Project Manager



**Sunder Nadarajah**
Controller

## Q&A with the Founder

Q:  **Please detail your platform.**

Stemless:  Stemless is an online platform to purchase cannabis from local dispensaries via delivery or in-store pick-up. We make all menus on Stemless live by plugging into a store's POS system. We allow online payment in a compliant way, working with our merchant partners. For pick-up and delivery, we have a notification system alerting consumers when to pick-up and where their driver is with arrival information. We have three tiers for our dispensary customers. Our standard Tier is $400-$500 a month per store. Our light white label solution has a $1,500 up-front fee and a monthly fee of $500-$600 per store. Our full white label platform has a $10,000 up-front fee and a & 1,000 –$1,200 monthly fee per store. The variability in monthly fees is due to upselling specific features.

Q:  **Please detail your white-label product.**

Stemless:  We offer 2 versions of this, both powered by Stemless. First, we allow stores to incorporate our Stemless menu onto their website with store specific branding. Second, we allow stores to have a custom courier app and a custom website. Launching the more robust white label solution generally takes 1 month to launch. The architecture of our software is not altered, these customizations are largely cosmetic changes.

Q:  **Please detail your store acquisition strategy.**

Stemless:  We have 4 channels for store acquisition. 1) We leverage our trade group relationships in the Oregon community. 2) In the last month, we have initiated cold-outreach efforts, highlighting our previous successes. 3) We see inbound interest from PR, our blog, events, etc. 4) We talk to our existing store base to upsell them on new features.

Q:  **Please detail your individual user acquisition strategy.**

Stemless:  We work closely with stores to push Stemless to their existing customer base, add store's customer base to our email list, and run other promotions.

Q:  **Please detail why you can accept online payments.**

Stemless:  We accept E-Checks, which unlike credit or debit card payments, are compliant with current banking regulations. We have an agreement with e-check and various merchant banking partners to facilitate this.

Q:  **Please detail your product integrations.**

Stemless:  We integrate with all major cannabis POS systems, including Greenbits, and are an authorized 3rd party METRC integrator (State compliance seed to sale system). We have also customized our e-check provider's API to increase customer and store protection and ensure compliance with recreational cannabis regulations in Oregon.

Q:  **Please detail your competitive advantages and barriers to entry.**

Stemless:  We are the only solution that has a full legal payment solution. Other platforms accepting credit cards are not legal. Our competitors do not offer fully online integrated menus, online ordering, and a robust driver notification system on one platform. Also, once our system is set-up, the process is seamless for dispensaries. It takes effort to be onboarded onto our platform, including POS integrations, merchant processor integrations, staff training, and bank integrations. We have a lot of touch-points with the store so it is not easy for them to switch platforms.

Q:  **What is your store acquisition cost and LTV?**

Stemless:  We're looking to onboard 2-4 stores a month and have just started our outbound sales program. We have seen no churn yet but we are projecting a 24 month LTV. Because sales have been internally driven via relationships, we don't have a high CAC. We see a $150 setup cost per store.

Q:  **What is your average cart size?**

Stemless:  Average cart size is $68. 45% of users order once every 2 weeks.

Q:  **Please detail your strategic partnerships.**

Stemless:  We are partnered with several community businesses, ORCA, cannabis companies, other trade groups, and merchant processors which allow for our legal electronic payments system.

Q:  **Please detail your strategy to scale post-raise and product roadmap.**

Stemless:  Post-raise, we will be bringing on a dedicated sales rep and a new developer. We would next like to build out a medical patient user type which will give these users additional benefits (no tax and dispensary specific benefits). We will also expand to Washington and CO, growing our user base from 850 to 5K. We will also build out a more robust analytics dashboard so dispensaries can make more actionable decisions.

Q:  **What are your exit opportunities?**

Stemless:  We foresee getting acquired by a larger cannabis tech company or POS company looking to be able to accept online payments or an alcohol or tobacco company looking to gain a foothold in the space.

Q:  **Why are you not generating at least $5.6K ($400 per month per store) in monthly fees given your pricing structure?**

Stemless:  Our first few subscription companies we onboarded were priced lower. We have since honed our pricing and will charge our customers at the higher price point going forward.

Q:  **Why are you projecting a drop in August Wages?**

Stemless:  We will be offboarding one of our freelancers and onboarding a full-time sales rep in October.

Q:  **Why do you anticipate Legal fees growing in 2018 and 2019?**

Stemless:  As we expand into new states, we will incur fees as we alter our platform to fit the states' specific regulations.

Q: **Please detail wages growth in 2018 and 2019.**

Stemless: We will be looking to hire more developers in the US and build out our sales team on a state-by-state basis, and build out a more robust finance accounting team.

Show fewer answers from the founder

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The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

## Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

| TERMS & DESCRIPTION | REGULATION D - RULE 506(C) | REGULATION CF |
|---|---|---|
| Investor Types | Accredited Only | Accredited and Non-accredited |
| Round description | Seed | Seed |
| Round size | US $500,000 | US $500,000 |
| Offering cap | N/A | US $300,000 |
| Minimum investment | $20,000 | US $500 |
| Target minimum | US $250,000 | US $250,000 |
| Security type | Crowd Note | Crowd Note |
| Conversion discount | 20.0% | 20.0% |
| Valuation cap | US $4,000,000 | US $4,000,000 |
| Interest rate | 4.0% | 4.0% |
| Closing Conditions | The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by November 17, 2017 offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. | The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by November 17, 2017 offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. |
| Investment Management Agreement | All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with Stemless's offering materials for additional details. | All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with Stemless's offering materials for additional details. |

## Use of Proceeds

If Minimum Amount Is Raised

Marketing
Legal
Tech Developments
Key Employees

If Maximum Amount Is Raised

Key Employees
Tech Developments
Legal
Marketing

## Investor Perks

$2,000 - Stemless Swag Pack (T-shirt, Branded Coozie and Logo Sticker)

$10,000 - Complimentary 6 months of service on our platform for you or a friend's dispensary

$25,000 - Private tour of Oregon's premium cannabis destinations followed by a hosted dinner with the Stemless team

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

## Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Stemless's prior rounds by year.

$5000000
$4000000
$3000000
$2000000
$1000000
$0
Pre-Seed-1 (Common)
Pre-Seed-2 (Common)
Current Seed (Crowd)

This chart does not represent guarantees of future valuation growth and/or declines.

### Pre-Seed-1

| | |
|---|---|
| Round Size | US $37,500 |
| Close Date | Jan 1, 2016 |
| Security Type | Common Equity |

TERMS

Pre-Seed-2

| | | |
|---|---|---|
| Round Size | | US $40,000 |
| Close Date | | Jan 1, 2017 |
| Security Type | | Common Equity |

Highlights                                          Overview

Product & Service                                   Team Story

Q&A with Founder ▸                                  Term Sheet

Investor Perks                                      Prior Rounds

Financial Discussion                                Market Landscape

                                                    Data Room

                                                    ✉ SeedInvest

## Financial Discussion

### Financial Statements

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Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Artesian CPA, LLC. Stemless Co. (the "company") is a corporation organized September 28, 2015 under the laws of Delaware. The company provides an online service facilitating orders between customers and dispensaries.

### Financial condition

The following discussion includes information based on our unaudited operating data for 2017 and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

### Results of Operations

Our financial statements are as of February 2, 2017 and cover the two years to December 31, 2016. As of December 31, 2016, the company had not: (i) commenced its planned principal operations or (ii) generated revenue.

Total operating expenses for the year ending December 31, 2016 were $21,600. $264 was spent on general and administrative costs, $4,214 was spent on sales and marketing and $569 was spent on compensation and benefits.

Total operating expenses for the year ending December 31, 2015 were $5,252. $4,988 was spent on general and administrative costs and $264 was spent on sales and marketing.

The company incurred net losses of $20,288 and $5,252 during the years ended December 31, 2016 and 2015, respectively.

### Liquidity and Capital Resources; Future Trends

As of December 31, 2016, we have cash on hand in the amount of $18,212. Total liabilities as of December 31, 2016 are $5,212.

As of August 2017, Stemless' run-rate annualized recurring revenue ("ARR") was approximately $57,000. By comparison, at year-end 2016, our run-rate ARR was approximately $3,000. Revenue growth over that period was driven by several factors. First, we pivoted our revenue model from one in which we earned commissions only on sales transactions to one in which dispensaries now pay Stemless a monthly fee to access the platform, as well as a percentage of sales. This shift to a B2B software-as-a-service solution better aligned our customers' interests with our own, as both parties are now invested in the success of the platform. Revenue growth was also driven by signing up additional dispensaries to the Stemless platform, increasing the monthly subscription fee paid by dispensaries, and higher transaction volume per store on the platform. We attribute the increase of transaction volume per store to a combination of increasing market awareness and the roll-out of delivery in select dispensaries.

The company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the company's planned operations or failing to profitably operate the business. Currently, the company intends to generate revenues and raise capital through the issuance of stock in this offering and sales. The company does not have any additional sources to satisfy capital needs. The company's burn rate prior to this offering is approximately $3,000 per month. At the close of this offering the company anticipates that its burn rate will increase to approximately $7,000 per month. The company believes that proceeds from this offering will be sufficient to last it for 18 months.

The company was initially capitalized by the issuance of common stock in exchange for technology, and or cash.

Subsequent to the date of the balance sheet, December 31, 2016, Koushi Sunder provided the company with additional funding in the amount of $5,212. This additional funding will convert simultaneously into equity and under the same terms as the securities offering in this offering.

In December 2016 the company officially exited beta and is currently in operation. Further, upon exiting beta, the company signed three new dispensaries. Despite achieving such milestones, the company could face many operational challenges relating to taxation and performing specific operational activities. Stemless is not subject to IRS Rule 280(e). Those entities with taxing authority (states, counties, municipalities) will want their share of the companies' profits, which means less for investors. Also, certain things that regular operating companies take for granted (opening bank accounts, paying suppliers, leasing space) can be hard for cannabis companies because of real or perceived regulatory uncertainty (banks may be prohibited from dealing with cannabis companies, or think they might be) or because providers of goods and services disapprove.

Subsequent financial milestones for the company include: (i) earning $150,000 ARR and (ii) gaining 3,000 consumer signups. The company needs to hire additional staff and utilize certain financial resources including R&D costs to achieve the aforementioned milestones.

### Indebtedness

The company does not currently have any indebtedness.

### Recent Offerings of Securities

In October 2015, the company issued 4,000,000 shares of common stock to its founder in exchange for technology provided to the company valued at $0.00001 per share.

In December 2015, the company issued a total of 208,333 shares of common stock to three investors at purchase prices of $0.132 per share, providing cash proceeds of $37,500.

In May 2016, the company issued 83,333 shares of common stock to an investor at a purchase price of $0.132 per share, providing cash proceeds of $11,000.

The proceeds of the above listed offerings of securities were used for start-up costs.

### Valuation

The company determined the valuation cap, discount, and interest rate of the Crowd Notes in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Crowd Notes may convert to equity securities of the company in the future if the company engages in future equity financings. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed ;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

As of August 2017, Stemless' run-rate annualized recurring revenue ("ARR") was approximately $57,000. By comparison, at year-end 2016, our run-rate ARR was approximately $3,000. Revenue growth over that period was driven by several factors. First, we pivoted our revenue model from one in which we earned commissions only on sales transactions to one in which dispensaries now pay Stemless a monthly fee to access the platform, as well as a percentage of sales. This shift to a B2B software-as-a-service solution better aligned our customers' interests with our own, as both parties are now invested in the success of the platform. Revenue growth was also driven by signing up additional dispensaries to the Stemless platform, increasing the monthly subscription fee paid by dispensaries, and higher transaction volume per store on the platform. We attribute the increase of transaction volume per store to a combination of increasing market awareness and the roll-out of delivery in select dispensaries.

## Market Landscape



Chart depicts the growth of the recreational + medical cannabis market in the US from 2016 - 2021.

### Market Support and Demand

2/3rds of all Americans live in a state with legal cannabis use. 26 states have a medical marijuana program, and 7 states have a recreational marijuana program for adults 21 and older. According to Arcview, a leading market research firm in the cannabis space, 80% of American support legal medical marijuana and 60% support recreational. The market landscape of the industry is unique in that demand did not have to be created once it was legalized because it was already there. The cannabis industry did not start at zero like the internet or cell phones, it has essentially always been present.

The growth of the legal market has been massive as more states approve consumer access to the product. The United States as a whole grew from $4.97B to $6.86B from 2015 to 2016 . Going back even two years ago would provide irrelevant data given the drastic changes in the legal market. Any growth rates we found would not accurately represent organic growth, only that there was an underground demand that can now be brought to light with legalization. On the flip side, because of this, industry experts find that the growth rate for the legal cannabis market over the next 10 years will be astronomical. As new states are on-boarded onto legalization, an industry will grow to support cannabis providers, buyers and manufacturers. Much as with alcohol, marijuana use does not experience seasonality, is not correlated with the economy, and its demand is inelastic.

### The Federal Landscape

Under the Controlled Substances Act (CSA), cannabis is a Schedule 1 drug. In 2016 the DEA recognized it's medicinal potential but did not remove cannabis from its Schedule 1 status. Amendments such as the Rohrabacher-Farr Act have given the industry some room to work and gives law-abiding businesses protections from the federal government. The Cole Memo and FinCen's regulations also lay out a framework for financial transactions in the space. For an industry that is banned at the federal level, there is federal-level guidance for commercial enterprises in this space. Also important to note is that some of the countries largest economies by GDP have recreational or medicinal cannabis and receive tax dollars from the industry - they would be loathe to give that up state funding up.

### Our Competition

While we do face competition, we find that the current market dominants focus on narrow niches in the retail tech space. Since many dispensaries do not have large margins, due to various barriers, IRS rule 280(e), and fees, stores do not have extra income for numerous narrowly-focused, low-return additives. We stand apart from other platforms because we provide more necessities. We provide cashless payment options for customers, a tracked delivery application, automatic API menu integration capabilities, and a pre-order pickup service. Our stores depend on our solution to help them manage the day to day orders they receive.

## Risks and Disclosures

**We are selling convertible notes that will convert into shares or result in payment in limited circumstances.** These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, or based on a $4 million valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of conversion, if any, might value the company at an amount well below the $4 million valuation cap, so you should not view the $4 million as being an indication of the company's value. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

**We have not assessed the tax implications of using the Crowd Note.** The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

**The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.** By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in [Delaware]. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

**You may have limited rights.** The company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

**You will be bound by an investment management agreement, which limits your voting rights.** As a result of purchasing the notes, all non-Major Investors (including all investors investing under Regulation CF) will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes or majority of the shares of the preferred equity the notes will convert into, vote to terminate the agreement.

**Does anyone want our product and will they pay enough for it?** We will only succeed (and you will only make money) if there is sufficient demand for our platform. Our clients must think that we offer a better cannabis option than competitor products and services (e.g., Eaze, Meadow, and Baker, etc.). Further, the dispensaries must be willing to pay us a monthly subscription fee for access to our platform.

**We are an early stage company and have not yet generated any profits.** Stemless was organized in 2015 and began operations in 2016. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the company reacts to developments in its market and the entry of competitors into the market. In order to become operational subsequent financial and operational milestones for the company include: (i) earning $150,000 ARR and (ii) gaining 3,000 consumer signups. The company needs to hire additional staff and utilize certain financial resources including R&D costs to achieve the aforementioned milestones.

**The reviewing CPA has issued included a "going concern" note in the reviewed financials.** We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

**The company is controlled by its founder.** Koushi Sunder currently holds the majority of the company's voting stock, and at the conclusion of this offering will continue to hold the majority of the company's voting rights. Preferred Stock has not yet been issued. Investors in Crowd Notes may not have the ability to control a vote by the stockholders or the Board.

**We have a small management team.** We depend on the skills and experience of Sunder, Ghosh, Colon, Nadarajah, and Cutler. All of the aforementioned work for the company full-time. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

**We rely heavily on our developers to create and manager our platform.** We rely heavily on the skills and expertise of our developers. If we lose our developers or experience delays in recruiting new developers it could financially affect the company and its business.

**We rely heavily on our sales team.** We rely heavily on the skills and long standing relationships of our sales team with dispensary owners. If we lose our sales team or have delays in recruiting new members of the sales team it could financially affect the company and its business.

**We have a number of competitors.** There are already a number of companies such as Eaze, Meadow, and Baker providing similar cannabis supply platforms. Although our focus is primarily on the end user, our competitions may be able to obtain a larger catalogue of dispensaries and offer a better product at a lower price.

**Cannabis is a schedule 1 substance.** The company operates within the cannabis industry, which is federally illegal and therefore creates various risks and uncertainties that cannot be predicted or quantified at this time.

**What is legal under state law may be illegal at the federal level, and intrastate commerce may be impossible.** Legalization applies only at the state level, and the laws vary from state to state. The production and sale of cannabis, and to an unknown extent, some of the activities related to cannabis, is illegal at the federal level. Even where some activities are legal at the state level, some other activities related to cannabis may be illegal, and there may be no logic as to what is legal or illegal. Intrastate commerce is difficult and subject to huge uncertainty, if not impossible. Investors should only invest in cannabis companies if they can cope with a level of regulatory uncertainty that has never been seen before.

**The company may be acting "ultra vires."** This is a legal concept that means "acting beyond its powers," i.e., doing something that the company wasn't organized to do. It's hardly seen any more because most companies are organized "for any lawful purpose." The problem for cannabis companies is that their "purposes" might not be "lawful" in some jurisdictions. This means that the directors/managing members and maybe even the shareholders of the company may be held liable for the company's acts and the acts by the company (e.g., entering into contracts) may not be binding. The potential for uncertainty, litigation and liability is immense.

**Existential threats from regulators, legislators and law enforcement.** Cannabis companies will be political footballs. Regulatory authorities and legislative bodies will pass inconsistent and constantly changing laws and rules. At any given moment, a business model involving any part of the cannabis industry could become illegal or impossible. Even if legal, the operations of law enforcement agencies could interfere with business operations.

**Cannabis companies will be treated as piggybanks.** If not regulated out of existence, cannabis companies could also be taxed out of existence. Anybody with taxing authority (states, counties, municipalities) will want its share of the companies' profits, which means less for investors. Stemless as an ancillary business is not subject to IRS 280(e)

**Some ordinary activities are hard for cannabis companies.** Things that regular operating companies take for granted (opening bank accounts, paying suppliers, leasing space) can be hard for cannabis companies because of real or perceived regulatory uncertainty (banks may be prohibited from dealing with cannabis companies, or think they might be) or because providers of goods and services disapprove.

**The company will likely need more money.** The company might not sell enough Crowd Notes to meet its operating needs and fulfill its plans, in which case it may cease operating, which could lead to the total loss of your investment. Even if it sells all the Crowd Notes it's offering now, it will probably need to raise more funds in the future, and if it can't get them, the business could fail. Even if it does make a successful offering in the future, the terms of that offering might result in your investment in the company being valued less, because later investors might get better terms and the issuance of additional shares may dilute your proportional ownership.

**Any valuation at this stage is difficult to assess.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity into which the Crowd Notes are convertible.

**You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

## General Risks and Disclosures

**Start-up investing is risky.** Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

**Your shares are not easily transferable.** You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

**The Company may not pay dividends for the foreseeable future.** Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

**Valuation and capitalization.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

**You may only receive limited disclosure.** While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

**Investment in personnel.** An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

**Possibility of fraud.** In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

**Lack of professional guidance.** Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

## Data Room

| NAME | TYPE |
|---|---|
| Pitch Deck and Overview (2 files) | Folder |
| Product or Service (5 files) | Folder |
| Financials (2 files) | Folder |
| Fundraising Round (3 files) | Folder |
| Investor Agreements (1 file) | Folder |
| Miscellaneous (1 file) | Folder |

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